File No. 69-140


                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549

                                FORM U-3A-2

  STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM

     THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   To be filed annually prior to March 1



                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY

hereby files with the Securities Exchange Commission, pursuant to Rule 2,

its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1.  Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         (a)  The claimant.  Central Illinois Public Service Company (the

"Company") is an Illinois corporation, and has its principal executive office at 607 East Adams Street, Springfield, Illinois 62739.  On April 25,

1990, the Company shareholders approved a corporate restructuring plan which provided for the establishment of CIPSCO Incorporated (CIPSCO), a holding company.  After receipt of the final necessary regulatory approval,

on October 1, 1990, CIPSCO became the parent of the Company and shares of the Company's common stock were converted on a share-for-share basis into common stock of CIPSCO.  The Company provides certain services to CIPSCO for which all costs incurred are reimbursed to the Company.

          CIPSCO and Union Electric Company have entered into an agreement and plan of merger as described in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 and in the Company's Quarterly Report

on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and

September 30, 1996.

          The Company is a public utility engaged principally in the sale of electricity which it generates, transmits and distributes in portions of central and southern Illinois.  It also sells natural gas which it purchases from suppliers and distributes through the system in various parts of the territory served.  During 1996, the Company furnished electric service to about 322,000 customers in 557 incorporated and unincorporated communities and adjacent suburban and rural areas, including a number of rural electric cooperatives to which it sold electric energy at wholesale.

The Company also furnished natural gas services to about 169,000 customers in 267 communities and adjacent suburban and rural areas.  For further information with respect to the Company, its properties and its business,

reference is made to the Company's Registration Statement, Registration No.

2-61730, Registration No. 33-59674, and the map included therein showing the territory served by the Company, the Company's Annual Report on Form 10-

K for the year ended December 31, 1995, and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and

September 30, 1996, and the papers and documents descriptive of or relating to the Company on file with the Commission in Administrative Proceeding

File No. 3-1568 (70-4631).

         (b)  Electric Energy, Inc.  The Company owns 20 percent (accounted for under the equity method) of Electric Energy, Inc. (EEI), which owns a

1,000,000 KW generating station at Joppa, Illinois.  The equity investment in EEI is included on the Company's balance sheet in "Other Assets."  For a description of the organization, business, financing and properties of EEI,

reference is made to the applications and declarations (and the amendments and exhibits thereto) relating to EEI heretofore filed with the Securities and Exchange Commission, under the Public Utility Holding Company Act of

1935, by EEI, the Company and others in File Nos. 70-2540, 70-2647, 70-

2973, 70-3095, 70-3120, 70-3595 and 70-3596, and to the findings, opinions and orders of the Commission with respect thereto.

         (c)  CIPS Energy, Inc. and Illinois Steam, Inc., are inactive and not "public utility companies" within the meaning of the Public Utility

Holding Company Act of 1935.

     2.  A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production,

transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         (a)  The Company is engaged principally in the sale of electricity which it generates, transmits and distributes in portions of central and southern Illinois.  The Company furnished electric service to about 322,000 customers in 557 incorporated and unincorporated communities and adjacent suburban and rural areas, including a number of rural electric cooperatives to which it sold electric energy at wholesale.

          At December 31, 1996, the Company owned and regularly operated five steam electric generating stations as follows:


                Generating Station                  MW Capacity

          Newton         Newton, Illinois              1,109
          Coffeen        Coffeen, Illinois               900
          Meredosia      Meredosia, Illinois             517
          Grand Tower    Grand Tower, Illinois           186
          Hutsonville    Hutsonville, Illinois           159

          At that date, the Company also owned about 13,051 pole miles of overhead electric lines and 997 miles of underground electric lines.  This transmission system is located at the hub of 13 major utility systems joined by interconnections at various locations.  The major electric interconnections are as follows:

                                           Interconnections

     Commonwealth Edison Co.                       2
     Northern Indiana Public Service Co.           1
     AEP (Indiana and Michigan Electric)           1
     CINergy Corp.                                 2
     Southern Illinois Power Cooperative           2
     Illinois Power                               26
     Tennessee Valley Authority          (owned with Illinois Power)
     Electric Energy, Inc.                         3
     Kentucky Utilities                  (owned with Electric Energy, Inc.)
     Union Electric Co.                            8
     Central Illinois Light Co.                    1
     Springfield City Water, Light & Power         1
     IES Utilities                                 2


          The Company also sells natural gas which it purchased from suppliers and distributed through the system in various parts of Illinois.

The Company furnished natural gas services to about 169,000 customers in

267 communities and adjacent suburban and rural areas.

          At December 31, 1996, the Company owned a propane-air gas plant at Quincy, Illinois and five underground gas storage facilities at Ashmore,

Sciota North, Belle Gent, Johnson City and Richwood, Illinois.  The Company

also leased other underground gas storage facilities from Texas Eastern

Transmission Corporation, Panhandle Eastern Pipeline Company, Natural Gas

Pipeline Company of America, Texas Gas Transmission Company, Trunkline Gas

Company and Eastex Gas Storage and Exchange Inc.

          The underground gas storage facilities and the propane-air gas plant are used by the Company to supplement the available supply of natural gas during periods of high demands.

          At December 31, 1996, the Company also owned about 1,386 miles of natural gas transmission mains and 3,234 miles of natural gas distribution mains.  The Company is served by six interstate pipeline companies,

Panhandle Eastern Pipeline Company (Panhandle), Texas Eastern Transmission

Company (Texas Eastern), Texas Gas Transmission Company (Texas Gas),

Natural Gas Pipeline Company of America (Natural), Trunkline Gas

Transmission Company (Trunkline), and Midwestern Gas Transmission Company

(Midwestern).  The major gas inter-connections are as follows:

                                      Interconnections

          Panhandle                          18
          Texas Eastern                       3
          Texas Gas                           6
          Natural                             7
          Trunkline                           9
          Midwestern                          3


          The Company owns no properties located outside the State of

Illinois.  For further information with respect to the Company, its principal electric generating stations and transmission lines and its electric and gas distribution facilities, reference is made to the

Company's registration statement, reports and map and the papers and documents referred to in the answer to Item 1 above.

         (b)  Reference is made to Paragraph (b) under Item 1 above and the filings with the Securities and Exchange Commission referred to therein for a description of the properties of EEI.

     3.  The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a)  Number of kwh. of electric energy sold (at retail or

wholesale), and Mcf. of natural or manufactured gas distributed at retail.

         (b)  Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

         (c)  Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         (d)  Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

         The information required by this item with respect to sales and purchases of electric energy is set forth in Exhibit D hereto.  In the calendar year 1996, the Company distributed at retail 258,156,176 therms of gas, all within the state of Illinois.  The Company does not distribute at retail any gas outside the state of Illinois.  During 1996, the Company sold at wholesale approximately 423,000 Mcf. of natural gas outside the state of Illinois.  The Company, during 1996, purchased 25,940,657 Mcf. of natural gas outside the state of Illinois.

         EEI does not engage in the business of selling or distributing gas.

     4.  The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation,

transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         (b)  Name of each system company that holds an interest in such

EWG or foreign utility company; and description of the interest held.

         (c)  Type and amount of capital invested, directly or indirectly,

by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         (e)  Identify any service, sales or construction contract(s)

between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          The Company does not hold, directly or indirectly, an interest in an EWG or a foreign utility company.



                                 *  *  *  *  *

     On the basis of the foregoing, the Company is entitled to exemption as a holding company pursuant to Paragraphs (1) and (2) of Section 3(a) of the

Public Utility Holding Company Act of 1935 and Paragraphs (a)(1) and (a)(2)

of Rule 2 of the Commission promulgated under said Act.  Reference is made to the exhibits filed herewith.  In 1996, the Company received dividends from EEI amounting to $2,437,672.00.

     In making and filing this statement, the Company specifically reserves the right to apply at any time to the Securities and Exchange Commission

(a) pursuant to Section 2(a)(7) of the Public Utility Holding Company Act

of 1935, for an order declaring that it is not a holding company under clause (A) of said section by reason of its investment in Electric Energy,

Inc. and/or (b) for an order exempting it from the provisions of the Public

Utility Holding Company Act of 1935 pursuant to Section 3(a) or any other provision of said Act or of any rule or regulation of the Commission thereunder.  Neither the making and filing of this statement nor anything contained herein shall constitute or be construed to be an admission that the Company is not entitled to any such order.

                             LIST OF EXHIBITS

                             ________________




Exhibit A-1    Balance Sheet of the Company as of December 31, 1996.

Exhibit A-2    Statement of Income of the Company for the year ended
               December 31, 1996.

Exhibit A-3    Statement of Retained Earnings of the Company for the year ended December 31, 1996.

Exhibit A-4    Balance Sheet of Electric Energy, Inc. as of December 31,
               1996.*

Exhibit A-5    Statement of Income of Electric Energy, Inc. for the year
               ended December 31, 1996.*

Exhibit A-6    Statement of Retained Earnings of Electric Energy, Inc. for
               the year ended December 31, 1996.*

Exhibit B      Financial Data Schedule of the Company for the year
               ended December 31, 1996.

Exhibit C      Not applicable.

Exhibit D      Statement showing sales and purchases of electric
               energy by the Company and Electric Energy, Inc. for the year ended December 31, 1996.

*  As furnished by Electric Energy, Inc., but unaudited.

          The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officers on this 28th day of February, 1997.

                                   CENTRAL ILLINOIS PUBLIC SERVICE COMPANY



                                   By        /s/   W. A. Koertner
                                      ____________________________________
                                          Vice President and Secretary


(Corporate Seal)

Attest:


  /s/   R. C. Porter
_______________________
  Assistant Secretary

                               *  *  *  *  *

Names, titles and addresses of officers to whom notices and correspondence concerning this statement should be addressed:



               W. A. Koertner, Vice President and Secretary
               Central Illinois Public Service Company
               607 East Adams Street
               Springfield, Illinois  62739

               C. L. Greenwalt, President and Chief Executive Officer Central Illinois Public Service Company
               607 East Adams Street
               Springfield, Illinois  62739

                                                            Exhibit A-1

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                               BALANCE SHEET
                             DECEMBER 31, 1996
                              (in thousands)



Assets

Utility Plant, at original cost:
Electric                                                   $2,244,571
Gas                                                           242,664
                                                            _________
Less - Accumulated depreciation                             2,487,235
                                                            1,099,261
                                                            _________
                                                            1,387,974
Construction work in progress                                  70,150
                                                            _________
                                                            1,458,124
                                                            _________
Current Assets:
Cash                                                            2,261
Accounts receivable, net                                       74,761
Accrued unbilled revenues                                      30,126
Materials and supplies, at average cost                        38,806
Fuel for electric generation, at average cost                  21,610
Gas stored underground, at average cost                        13,361
Prepayments                                                    14,323
Other current assets                                            7,704
                                                            _________
                                                              202,952
Other Assets:
Regulatory Assets                                              64,754
Other Assets                                                   27,488
                                                            _________
                                                           $1,753,318
                                                            =========
Capitalization and Liabilities

Capitalization:
Common shareholder's equity:
Common stock, 25,452,373 shares outstanding                $  121,282
Retained earnings                                             459,942
                                                            _________
                                                              581,224
Preferred stock                                                80,000
Long-term debt                                                421,228
                                                            _________
                                                            1,082,452
                                                            _________
Current Liabilities:
Long-term debt due within one year                             58,000
Short-term borrowings                                          57,768
Accounts payable                                               62,243
Accrued wages                                                  10,279
Accrued taxes                                                  13,943
Accrued interest                                                8,432
Other                                                          49,301
                                                            _________
                                                              259,966
                                                            _________
Deferred Credits:
Accumulated deferred income taxes                             303,700
Investment tax credits                                         48,885
Regulatory liabilities, net                                    58,315
                                                            _________
                                                              410,900
                                                            _________

                                                           $1,753,318
                                                            =========

                                                           Exhibit A-2

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                            STATEMENT OF INCOME
                   FOR THE YEAR ENDED DECEMBER 31, 1996
                              (in thousands)


Operating Revenues:
Electric                                                   $  730,834
Gas                                                           155,352
                                                            _________
   Total operating revenues                                   886,186
                                                            _________
Operating Expenses:
Fuel for electric generation                                  220,936
Purchased power                                                53,279
Gas costs                                                      96,228
Other operation                                               145,332
Maintenance                                                    61,458
Depreciation and amortization                                  86,937
Taxes other than income taxes                                  57,792
Income taxes                                                   47,693
                                                            _________
  Total operating expenses                                    769,655
                                                            _________
Operating Income                                              116,531
                                                            _________
Other Income and Deductions:
Allowance for equity funds used during construction               378
Nonoperating income taxes                                         407
Miscellaneous, net                                             (2,652)
                                                            _________
  Total other income and deductions                            (1,867)
                                                            _________

Income Before Interest Charges                                114,664
                                                            _________
Interest Charges:
Interest on long-term debt                                     33,118
Other interest charges                                          4,636
Allowance for borrowed funds used during construction            (483)
                                                            _________
  Total interest charges                                       37,271
                                                            _________

Net Income                                                     77,393

Preferred Stock Dividends                                       3,721
                                                            _________

Earnings for Common Stock                                  $   73,672
                                                            =========

                                                            Exhibit A-3

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                      STATEMENT OF RETAINED EARNINGS
                   FOR THE YEAR ENDED DECEMBER 31, 1996
                              (in thousands)



Balance, beginning of year                                 $  449,137
Add (deduct):
  Net income                                                   77,393
  Dividends:
    Preferred stock                                            (3,721)
    Common stock                                              (62,950)
  Other                                                            83
                                                            _________

Balance, end of year                                       $  459,942
                                                            =========

                                                            Exhibit A-4

                           ELECTRIC ENERGY, INC.
                        CONSOLIDATED BALANCE SHEET
                             DECEMBER 31, 1996
                              (in thousands)


Assets

Property, Plant and Equipment:
In service                                                 $  342,906
Construction work in progress                                   1,311
                                                            _________
                                                              344,217
Less - Accumulated provision for depreciation and
  amortization                                                244,906
                                                            _________
                                                               99,311
                                                            _________
Current Assets:
Cash                                                              372
Temporary cash investments                                      4,300
Accounts receivable                                            25,896
Fuel stock, at average cost                                     7,531
Material and supplies, at average cost                          4,630
Prepayments                                                       221
                                                            _________
                                                               42,950
                                                            _________

Other Assets                                                   18,085
                                                            _________
                                                           $  160,346
                                                            =========
Capitalization and Liabilities

Stockholders' Equity:
  Common stock, 62,000 shares outstanding                  $    6,200
  Retained earnings                                             2,634
                                                            _________
                                                                8,834
Long-term debt                                                130,000
                                                            _________
                                                              138,834
                                                            _________
Current Liabilities:
Accounts payable                                               13,557
Accrued taxes                                                       8
Accrued interest                                                  417
Dividend declared                                               2,458
                                                            _________
                                                               16,440
                                                            _________
Other Liabilities                                               5,072
                                                            _________
                                                           $  160,346
                                                            =========

                                                            Exhibit A-5

                           ELECTRIC ENERGY, INC.
                     CONSOLIDATED STATEMENT OF INCOME
                   FOR THE YEAR ENDED DECEMBER 31, 1996
                              (in thousands)



Operating Revenues:
Sales to Department of Energy                              $  159,130
Sales to Sponsoring Companies                                  64,391
Other                                                             666
                                                            _________
     Total operating revenues                                 224,187
                                                            _________

Operating Expenses:
Cost of fuel                                                   79,276
Purchased power                                                61,387
Operation                                                      18,211
Maintenance                                                    17,110
Depreciation and amortization                                  15,412
Taxes other than income taxes                                   1,951
Income taxes                                                    7,690
                                                            _________
     Total operating expenses                                 201,037
                                                            _________

Operating Income                                               23,150
                                                            _________

Other (Income) and Expense:
Interest income                                                  (316)
Interest expense                                               10,007
Miscellaneous, net                                              1,271
                                                            _________
     Total other (income) and expense                          10,962
                                                            _________

Net Income                                                 $   12,188
                                                            =========

                                                            Exhibit A-6

                           ELECTRIC ENERGY, INC.
                CONSOLIDATED STATEMENT OF RETAINED EARNINGS
                   FOR THE YEAR ENDED DECEMBER 31, 1996
                              (in thousands)



Balance, beginning of year                                 $    2,634

  Dividends declared                                          (12,188)

  Net income for year                                          12,188
                                                            _________

Balance, end of year                                       $    2,634
                                                            =========

                                                            Exhibit B

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          FINANCIAL DATA SCHEDULE
                   FOR THE YEAR ENDED DECEMBER 31, 1996



Item No.               Description                        Amount
________               ___________                        ______
                                                      (in thousands)

   1                Total Assets                        $1,753,318

   2                Total Operating Revenues            $  886,186

   3                Net Income                          $   77,393

                                                            Exhibit D

                  CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                  SALES AND PURCHASES OF ELECTRIC ENERGY
                   FOR THE YEAR ENDED DECEMBER 31, 1996



                                      Central Illinois
                                       Public Service      Electric
                                         Company(a)     Energy, Inc.(a)
                                      ________________  _______________

Kwh. sold (at retail or wholesale)      8,838,380,267   11,755,513,991

Kwh. distributed at retail outside
  of State in which organized               none         8,634,588,991 (b)

Kwh. sold at wholesale outside of
  State in which organized or at
  State line                                none              (c)

Kwh. purchased outside of State in
  which organized or at State line          none              none



(a)  Exclusive of interchange power.

(b) Represents energy sold to the Paducah, Kentucky, Department of Energy facility operated by the United States Enrichment Corporation.

(c) Central Illinois Public Service Company is advised that in 1996 Electric Energy, Inc. (EEI) sold to Kentucky Utilities Company 1,570,074,000 kilowatthours of energy manufactured at the Joppa, Illinois, plant of EEI and transmitted over EEI lines to a point at the Paducah, Kentucky, gaseous diffusion plant.